Exhibit 99.2

ALAMOS GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the year ended December 31, 2012 compared to the year ended December 31, 2011. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the year. The Company’s functional and presentation currency is the United States dollar. This MD&A is current to February 19, 2013 and should be read in conjunction with the Company’s Annual Information Form and other public filings available at www.sedar.com (“SEDAR”) and on EDGAR at www.sec.gov. Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with the SEC and Canadian provincial securities commissions. The Audit Committee reviews the consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 3 of the December 31, 2012 consolidated financial statements for disclosure of the Company’s significant accounting policies. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at year ending December 31, 2012.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI) and New York Stock Exchange (NYSE: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the state of Sonora in northwest Mexico. In addition, the Company owns the Aği Daği, Kirazli and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey.

Mexico

The Salamandra group of concessions comprises 30,536 hectares, and contains the producing Mulatos mine as well as several advanced and grassroots exploration projects. The Mine achieved commercial production in 2006 and produces gold in dore form for shipment to a refinery. Exploration potential includes both mineralized extensions and satellite deposits in close proximity to the existing mining operations. Proven and probable reserves as at December 31, 2011 were 65.0 million tonnes grading 1.14 grams of gold per tonne of ore (“g/t Au”) for approximately 2.4 million contained ounces of gold, providing a mine life of approximately nine years at current production levels.

Turkey

In early 2010, the Company acquired the 8,317 hectare Aği Daği and Kirazli gold development projects in Turkey, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the Aği Daği and Kirazli projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver. In addition, the Company owns the Çamyurt exploration project located approximately three kilometres (“km”) southeast of Aği Daği. In June 2012, the Company released an initial inferred mineral resource estimate for the Çamyurt project of 24.6 million tonnes grading 0.81 g/t Au and 4.77 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver.

Measured and indicated mineral resources at Aği Daği and Kirazli (reported at a 0.2 g/t Au cut-off) at December 31, 2011 total 110.1 million tonnes grading 0.62 g/t Au and 4.76 g/t silver (“Ag”) for approximately 2.2 million ounces of gold and 16.8 million ounces of silver. Inferred mineral resources total 26.4 million tonnes grading 0.53 g/t Au and 4.36 g/t Ag, for approximately 0.5 million contained ounces of gold and 3.7 million contained ounces of silver.

Fourth Quarter 2012 Highlights

Financial Performance

•	Sold 62,516 ounces of gold for record quarterly revenues of $106.9 million

•	Realized record quarterly earnings of $37.9 million ($0.31 per basic share), a 78% increase compared to the fourth quarter of 2011

•

Generated record cash from operating activities before changes in non-cash working capital of $53.5 million ($0.44 per basic share); after changes in non-cash working capital of $69.2 million ($0.57 per basic share)

•	Increased cash and cash equivalents and short-term investments to $353.7 million at December 31, 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Operational Performance

•	Produced a record 67,800 ounces of gold at a cash operating cost of $377 per ounce of gold sold (total cash costs including royalties were $461 per ounce of gold sold)

•	Achieved record quarterly average crusher throughput of 17,900 tonnes per day (“tpd”)

•	Continued to improve production from the Escondida high grade zone through higher grades milled, averaging 14.12 g/t Au for the period

Full Year 2012 Highlights

Financial Performance

•	Sold 197,516 ounces of gold at an average realized price of $1,668 per ounce for revenues of $329.4 million

•	Realized earnings of $118.0 million ($0.98 per basic share) compared to earnings of $60.1 million ($0.51 per share) in 2011

•	Generated strong cash from operating activities before changes in non-cash working capital of $178.5 million ($1.49 per basic share) compared to $107.2 million ($0.91 per basic share) in 2011

•	Paid a total of $24.0 million in dividends to shareholders ($0.20 per basic share)

Operational Performance

•

Produced 200,000 ounces of gold at a cash operating cost of $355 per ounce of gold sold (total cash costs including royalties were $438 per ounce of gold sold), below the Company’s guidance range of $365 to $390 per ounce.

•	Achieved record average crusher throughput of 16,000 tonnes per day

•	Started production from the Escondida high grade zone in the first quarter, and achieved design average throughput of 500 tonnes per day for the year

•	Reported a net positive ounce reconciliation of 14% comparing mined blocks from the global Mulatos Pit to the block model

Subsequent to year-end:

•	Announced an offer to acquire all of the common shares of Aurizon Mines Ltd.

•	Released 2013 production guidance of 180,000 to 200,000 ounces at a cash operating cost per ounce sold of $415 to $435 per ounce (exclusive of the 5% royalty)

•	Commenced trading on the New York Stock Exchange on February 13, 2013 under the ticker symbol “AGI”

•	Strengthened its management team through the addition of two key hires: Andrew Cormier as Vice President of Construction and Development, and Jason Dunning as Vice President of Exploration.

Results of Operations

Gold production of 200,000 ounces in 2012 increased 31% compared to 153,000 ounces in 2011. In the table below, the tonnes of crushed ore stacked on the leach pad exclude mill tailings, which are included within the number of tonnes of crushed ore milled. The table below outlines key production indicators in 2012 and 2011:

Production summary	Q1 2012	Q2 2012	Q3 2012	Q4 2012	YTD 2012	YTD 2011
Ounces produced (1)	40,500	48,200	43,500	67,800	200,000	153,000
Crushed ore stacked on leach pad (tonnes) (2)	1,225,000	1,486,000	1,345,000	1,590,000	5,646,000	5,164,000
Grade (g/t Au)	1.17	1.15	1.25	1.20	1.19	1.31

Contained ounces stacked	45,900	54,900	54,000	61,200	216,000	217,030
Crushed ore milled (tonnes)	25,000	44,600	49,100	57,800	176,500	—
Grade (g/t Au)	10.17	10.78	13.25	14.12	12.49	—

Contained ounces milled	8,300	15,500	20,900	26,200	70,900	—
Ratio of total ounces produced to contained ounces stacked and milled	75%	68%	58%	78%	70%	71%
Total ore mined (tonnes)	1,270,000	1,498,000	1,399,000	1,619,000	5,786,000	5,327,000
Waste mined (tonnes)	775,000	1,013,000	750,000	822,000	3,360,000	3,486,000

Total mined (tonnes)	2,045,000	2,511,000	2,149,000	2,441,000	9,146,000	8,813,000
Waste-to-ore ratio	0.61	0.68	0.54	0.51	0.58	0.65
Ore crushed per day (tonnes) – combined	13,900	16,800	15,200	17,900	16,000	14,100

(1)

Reported gold production for Q4 2011 and YTD 2011 has been adjusted to reflect final refinery settlement. Reported gold production for Q4 2012 and YTD 2012 is subject to final refinery settlement and may be adjusted.

(2)	Excludes mill tailings stacked on the heap leach pad during the period.

Fourth Quarter 2012 Highlights

In the fourth quarter of 2012, production reached a record 67,800 ounces of gold, 46% higher than production of 46,500 ounces in the fourth quarter of 2011, and 41% higher than the previous quarterly production record of 48,200 ounces. Gold production in the fourth quarter benefited from higher than budgeted throughput and grade from the gravity mill, which is processing ore from the Escondida high grade zone.

Total crusher throughput in the fourth quarter of 2012 averaged a record 17,900 tpd, above the annual budgeted rate of 17,500 tpd and 12% higher than 16,000 tpd in the same period last year. Higher crusher throughput was achieved through a reduction in downtime resulting from improved maintenance practices.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Commissioning of the gravity mill to process ore from the Escondida high-grade zone was completed in the first quarter of 2012. Mill production from the Escondida high grade zone continued to improve in the fourth quarter of 2012, with daily average throughput of 630 tonnes exceeding budgeted levels.

The grade of the crushed ore stacked on the leach pad in the fourth quarter of 2012 of 1.20 g/t Au was higher than the full year budgeted grade of 1.00 g/t Au, but below the grade in the fourth quarter of 2011 of 1.33 g/t Au. Applying higher gold price assumptions to the mine model has resulted in material previously classified as waste becoming economic to mine and therefore classified as low grade ore. This has the effect of lowering the average grade mined.

The grade of the Escondida high-grade zone mined and milled rose to 14.12 g/t Au in the fourth quarter, an increase from the grade milled in the third quarter of 13.25 g/t Au.

The ratio of ounces produced to contained ounces stacked or milled (“recovery ratio”) was 78% in the fourth quarter of 2012. The recovery ratio in the fourth quarter benefitted from gold production deferred from the third quarter as a result of dilution on the heap leach pad during the rainy season.

Recoveries from the gravity mill have been continuously improving since mill start-up in the first quarter of 2012; however, they remain below budgeted levels of 90%. While the lower mill recoveries slow the gold recovery process, they do not affect ultimate recoveries of the Escondida high grade ore, as tailings from the milling process are stacked on the leach pad, where bottle roll testing indicates that over 90% of this gold is recovered. In the fourth quarter, the gravity portion of the mill recovery was approximately 75%.

Full Year 2012

Higher gold production in 2012 relative to the same period of 2011 was primarily attributable to production from the gravity mill, which started operation in early 2012. Gold production in the 2012 also benefited from a 13% increase in crushed ore stacked in relative to the same period of 2011, which was partially offset by a 9% decrease in the grade stacked on the leach pad.

Crusher throughput in 2012 averaged 16,000 tpd, 13% higher than 14,100 tpd in the same period of last year. Crusher throughput increased steadily throughout 2012, reaching 17,900 tpd in the fourth quarter. The Company anticipates crusher throughput in 2013 to average 17,500 tpd.

The grade of the crushed ore stacked on the leach pad in 2012 of 1.19 g/t Au was 19% higher than the full year budgeted grade of 1.00 g/t Au. The reconciliation of mined blocks to the block model for the Global Mulatos Pit, including Escondida, for the year ended December 31, 2012 was +7%, +6% and +14% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +2%, +7%, +10% for tonnes, grade and ounces, respectively. Positive variances indicate that the Company is mining more gold than was indicated in the reserve model.

Improvements in ore control practices throughout the year have been reflected in the grade mined and milled as well as the block model reconciliation results. The grade milled in 2012 was 12.49 g/t Au, and improved every quarter since the start-up of the gravity mill in the first quarter. To-date, the Company has mined and milled a total of 176,000 tonnes from the Escondida high grade zone, representing approximately 41% of the pit-contained high grade mineral reserve tonnes.

The recovery ratio in 2012 was 70%, below the Company’s budgeted average recovery ratio for the year of 77%. This lower recovery ratio was the result of the deferral of gold production from the gravity mill as a result of lower than budgeted mill recoveries.

Operating Costs

The following table compares costs per tonne for the periods ended 2012 and 2011:

Costs per tonne summary(3)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	YTD 2012	YTD 2011
Mining cost per tonne of material (ore and waste)	$2.61	$2.51	$2.87	$3.09	$2.77	$1.90
Waste-to-ore ratio	0.61	0.68	0.54	0.51	0.58	0.65
Mining cost per tonne of ore	$4.21	$4.21	$4.41	$4.65	$4.38	$3.14
Crushing/conveying cost per tonne of ore	$2.42	$2.08	$2.64	$2.20	$2.32	$2.42
Processing cost per tonne of ore	$2.71	$3.02	$4.80	$4.40	$3.77	$3.02
Mine administration cost per tonne of ore	$2.10	$1.81	$2.03	$1.79	$1.92	$1.91

Total cost per tonne of ore (1), (2)	$11.44	$11.12	$13.88	$13.04	$12.39	$10.49

(1)	Q4 and YTD 2012 cost per tonne reflects total costs related to crushed ore stacked on the leach pad and crushed ore milled on a blended basis
(2)	Q4 and YTD 2011 cost per tonne figures represent costs related crushed ore stacked on the leach pad only
(3)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

Total cost per tonne of ore in 2012 of $12.39 increased 18% compared to the same period of 2011. The higher total cost per tonne of ore in 2012 is primarily attributable to higher mining costs and processing costs resulting from increases in input costs (including higher salaries and rising cyanide and diesel costs), as well as costs associated with the gravity mill, which are reflected in the 2012 cost per tonne figures. These inflationary pressures were partially offset by higher crusher throughput, which had the effect of lowering fixed costs on a per tonne basis.

Mining cost per tonne of material was $2.77 in 2012, 46% higher than $1.90 in 2011, as a result of a higher salaries and diesel costs, as well as costs incurred by contractors utilized in mining operations which were not incurred in the previous year. In addition, mining cost per tonne of ore was $4.38 in 2012, 39% higher than $3.14 per tonne in 2011.

Crushing and conveying cost per tonne of ore was $2.32 in 2012, 4% lower than 2011. In late 2011, the Company reconfigured the crushing circuit, which has reduced year-to-date power and maintenance costs on a per tonne basis.

Processing costs per tonne of ore in 2012 were $3.77 compared to $3.02 in 2011, a 25% increase. Higher processing costs in 2012 relative to the same period of 2011 were the result of the operation of the gravity mill in 2012, which has a higher per-tonne cost. In addition, cyanide costs increased on a per-tonne basis due to inflationary pressures.

Mine administration costs per tonne of ore in 2012 were consistent with 2011, as payroll cost increases were offset by higher throughput, which has the effect of lowering fixed costs on a per-tonne basis.

Cash operating cost of $355 per ounce of gold sold in 2012 was below the low end of the Company’s guidance of $365 per ounce, and 4% lower than $368 per ounce reported in 2011. This decrease is primarily due to the lower cash costs attributable to ounces produced from the

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Escondida high grade zone in 2012, as well as the weakening Mexican peso versus budget, which had the effect of lowering Mexican peso-denominated costs. These cost reductions were partially offset by higher input costs, including labour, cyanide and diesel.

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.

A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation (1)	2012	2011
Total cost per tonne of ore	$12.39	$10.49
Ore stacked/milled (tonnes)	5,823,000	5,164,000

Total cost	$72,147,000	$54,170,000
Inventory adjustments to reflect ounces allocated to stockpile inventory	($941,000)	—
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($1,038,000)	($302,000)

Mining and processing costs allocated to ounces sold as reported on income statement	$70,168,000	$53,868,000
Ounces sold	197,516	146,390	(2)

Cash operating cost per ounce sold	$355	$368

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.
(2)

Total ounces sold in 2011 were 151,000, of which 4,610 ounces were estimated to have been derived from ore processed in developing the Escondida zone and have been accounted for as pre-production ounces with the associated revenues and operating costs offset against capitalized development costs.

In 2012, the Company decreased the number of ounces on the leach pad inventory, as the number of ounces produced was higher than the number of recoverable ounces stacked. Leach pad inventory, which incorporates both cash operating costs and amortization, increased to $14.8 million at December 31, 2012 from $11.9 million at December 31, 2011, reflecting higher costs and amortization per ounce in inventory.

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended December 31, 2012 is presented below:

YTD 2012 ($000)
Operating and Expansion Capital – Mexico
Crushing system	$2,838
Gravity mill	2,024
Component changes	5,722
Interlift liners	1,956
Construction	3,468
Other	4,748

20,756
Development – Mexico
Escondida/El Salto development	10,248
Capitalized exploration	5,868
Victor / San Carlos permitting	990
Mulatos relocation	314

17,420
Development – Turkey
Development and capitalized exploration	18,561
Equipment	364

18,925
Head office – Toronto
IT infrastructure and furniture	274

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$57,375

Operating and Expansion Capital – Mexico

Operating capital spending in Mexico in 2012 included sustaining and expansion capital of $20.8 million, consisting of $1.4 million for construction primarily related to achieving cyanide code certification, $4.9 million related to completing the gravity mill and crushing circuit in the first quarter, $5.7 million for component changes, $2.0 million for the addition of interlift liners on the leach pad and $6.8 million of other capital.

Development – Mexico

Development activities in Mexico in 2012 were focused on continuing development of the El Salto portion of the Mulatos pit as well as additional stripping activities, pit design and stability work at Escondida.

During 2012, the Company invested $1.0 million on permitting activities related to the San Carlos and El Victor deposits as it continues to seek additional sources of high-grade material as feed for the mill. Metallurgical testing completed in 2011 demonstrated that higher grade ore at San Carlos is amenable to gravity processing, potentially more than doubling the amount of feed available for the gravity plant. In addition, drill results at El Victor North have intercepts of high-grade material, suggesting the potential for an additional source of future gravity mill feed. Metallurgical testing and additional exploration work is planned to further delineate these high-grade zones.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Development – Turkey

The Aği Daği and Kirazli gold projects are located on the Biga Peninsula of northwestern Turkey. Aği Daği is located approximately 50 km southeast of Çanakkale and Kirazli is located approximately 25 km northwest of Aği Daği. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In June 2012, the Company published a preliminary feasibility study summary of the Aği Daği and Kirazli projects. The highlights are summarized below:

•	Total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver.

•	Annual combined gold production is expected to peak in 2017 at 237,000 ounces, and will average 166,000 ounces per year over the nine year combined mine life.

•	First gold production from the Kirazli project in 2014, followed by gold production from Aği Daği in 2016.

•	Mine life of seven years for Aği Daği and five years for Kirazli.

•	Pre-production capital expenditures of $424.4 million.

•	Average life of mine cash operating costs of $544 per ounce sold, total cash costs per ounce sold of $579.

•	At a $1,239 per ounce gold price assumption, after-tax net present value (“NPV”) at a 5% discount rate of $275.6 million and after-tax internal rate of return (“IRR”) of 22.3%.

•	At a gold price of $1,575 per ounce, after-tax NPV at a 5% discount rate increases to $604.6 million and after-tax IRR of 36.5%.

In addition, the Company reported an initial inferred mineral resource estimate of 640,000 ounces at Çamyurt. Inclusion of the Çamyurt resource in a development scenario represents a major opportunity to further enhance the economic potential of the Company’s Turkish projects. The preliminary feasibility study for Aği Daği and Kirazli incorporates significant capital spending on infrastructure that is expected to benefit the economics of the Çamyurt project. The average grade of the resources at Çamyurt is substantially higher than at the Aği Daği and Kirazli projects. As a result, once Çamyurt is factored into the Company’s development plan, it is expected to reduce cash costs per ounce on a combined project basis, as well as enhance combined project economics.

The Company has submitted the final environmental impact assessment (“EIA”) report for Kirazli, and expects a response from the Turkish Government in the first quarter of 2013. The final Aği Daği EIA report is expected to be submitted in the first quarter of 2013, with a response expected in the second quarter. Permitting and construction activities are expected to take up to 18 months once the EIAs are approved.

In 2012, total expenditures in Turkey were $22.4 million, of which $18.9 million was capitalized. Investments were focused on exploration, engineering and permitting work. The Company had up to nine drill rigs operating at a cost of $9.1 million in 2012, focused on condemnation, geotechnical and exploration drilling.

Exploration Summary

Total exploration expenditures in 2012 were $18.0 million. In Mexico, total exploration spending was $8.9 million. This included $5.9 million of drilling costs at East Estrella, San Carlos and El Victor, which were capitalized and $3.0 million of early-stage exploration and administration costs, which were expensed. Total exploration spending in Turkey was $9.1 million, of which $3.5 million related to drilling at Firetower and Rock Pile was expensed, while $5.6 million related to development work at Çamyurt, Aği Daği and Kirazli was capitalized.

Exploration – Mexico

Exploration expenditures in Mexico in 2012 totalled $8.9 million. The Company completed 48,822 metres (“m”) of reverse circulation (“RC”) drilling in 453 holes and 7,174 m of core drilling in 40 holes in 2012. Exploration activities in the fourth quarter were primarily focused on completing infill and step-out drilling programs at El Victor and East Estrella to upgrade mineral resources to the measured and indicated categories, and continued deep directional drilling at San Carlos. Three drill rigs were active during the fourth quarter, with two rigs allocated to drilling at San Carlos.

El Victor North

The El Victor North area contains gold-bearing silica and advanced argillic alteration contiguous with the El Victor deposit. El Victor North has the potential to expand mineral resources and reserves along the northern boundary of the Gap to El Victor trend. The results of the drill program are expected to extend the El Victor pit design north and west of the current pit design outline.

Total exploration spending at El Victor North was $2.8 million with a total of 3,124 m in four RC holes, for a total of 2,300 m in 13 core holes and 18,145 m in 120 RC holes drilled in 2012. Ore-grade mineralization has been extended up to 300 m to the north over a strike length of 550 m contiguous with the El Victor mineral reserve. Wide intervals of low-grade mineralization with local high-grade intercepts have been encountered. The majority of thick low-grade intercepts are hosted by advanced argillic alteration, with local high-grade gold in vuggy silica zones. The Company completed the infill and step-out drilling program to upgrade the resource to the measured and indicated category. New drill holes at the extreme north edge of the deposit extend the deposit an additional 80 m north of previous intercepts to a distance 420 m north of the main El Victor deposit axis.

Recent highlighted intercepts from drilling include:

2.040 g/t Au over 76.22 m (12EV242)

1.735 g/t Au over 50.80 m (12EV248)

1.304 g/t Au over 27.44 m and 1.725 g/t Au over 30.49 m (12EV289)

Drilling was completed prior to year end, with results to be included in the 2012 mineral reserve and resource update.

East Estrella

Exploration drilling directly east of the Mulatos pit southeast wall continued through the quarter. Condemnation drilling completed to investigate a proposed waste dump site east of the Estrella Pit by previous operators encountered a number of near-surface gold intercepts along with localized high-grade silver mineralization. Drilling earlier in the year confirmed widespread gold-silver-copper mineralization in the area, and the program expanded significantly to develop measured and indicated resources. Mineralization in the northern part of the project area is gold-dominant, near-surface, and stratiform, and structurally controlled with higher contents of silver and copper to the south. An additional 3,386 m of drilling was completed in 26 RC holes during the quarter, for a total of 13,165 m in 93 RC and 920 m in seven core holes.

Recent highlighted intercepts from drilling conducted to date include:

1.798 g/t Au over 25.55 m (12SX064)

4.396 g/t Au over 51.65 m, including 9.983 g/t Au over 5.45 m and 7.371 g/t Au over 6.5 m (12SX081)

2.6 g/t Au over 24.60 m (12SX089)

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Highlighted silver intercepts from recent drilling include:

386.2 g/t Ag over 13.10 m (12SX069)

1,078.4 g/t Ag over 5.70 m (12SX070)

403.2 g/t Ag over 9.30 m (12SX077)

121.1 g/t Ag over 17.80m (12SX081)

San Carlos

Drilling resumed at San Carlos during the fourth quarter, targeted at deep high-grade gold mineralization extending to the east of the San Carlos resource and reserve. High-grade intercepts have been encountered up to 500 m from the existing pit boundary. An infill and step-out directional drilling program is currently in progress to define the mineralization extents and develop the resource. Drill progress has been relatively slow at San Carlos due to the directional drilling complexity and deep, deviating drill holes that have to be steered to the target. During the fourth quarter, nine directional holes were completed by RC pilot holes with core tails, for a total of 3,096 m of drilling. In 2012, a total of 9,386 m of drilling was completed in 25 RC holes, and 1,319 m in three core holes.

In 2011, the Company obtained positive results from metallurgical testing conducted on high-grade ore at San Carlos. The results indicated that the high-grade ore at San Carlos is amenable to gravity separation and capable of providing an additional source of feed for the gravity mill. Ultimate recovery rates (gravity separation followed by leaching the tailings with cyanide) were 78% and 70% for the two large samples processed. The Company has high-grade proven and probable mineral reserves at San Carlos of 649,000 tonnes grading 7.67 g/t Au for approximately 160,000 contained ounces. The Company continues to evaluate the potential to mine a portion of the San Carlos deposit through underground mining methods.

Highlighted intercepts from recently conducted drilling include:

7.729 g/t Au over 4.65 m (12SC177)

3.839 g/t Au over 17.55 m, including 10.517 g/t Au over 4.15 m (12SC178)

5.154 g/t Au over 17.3 m (12SC178B)

12.850 g/t Au over 6.09m, including 24.325 g/t Au over 3.04m (12SC183)

El Realito

Drill hole data from the 2004 to 2006 El Realito drilling programs has been re-evaluated in light of current gold prices and developed into a new geologic model that will be subject to a preliminary resource estimation. Oxide gold mineralization with local high-grade intervals was delineated during the previous exploration programs, and mineralization remains open. A 60-hole infill and step-out drilling program is planned for the first half of 2013 to further develop the resource.

Exploration – Turkey

Exploration expenditures in Turkey totalled $9.1 million in 2012. Up to eight drill rigs were active throughout the fourth quarter, drilling a total of 30,478 m in 165 holes in 2012. Drilling included 22 holes across the project, for engineering purposes.

Çamyurt

Resource infill and expansion drilling continued through the fourth quarter and is ongoing, with 8,302 m completed in 47 core holes in 2012. The Company published an initial pit-constrained inferred mineral resource estimate of 24.6 million tonnes grading 0.81 g/t Au and 4.7 g/t Ag for

640,000 ounces of gold and 3.8 million ounces of silver at Çamyurt, applying a 0.2 g/t Au cut-off. The Çamyurt project is located approximately three km southeast of the Company’s development-stage Aği Daği project. Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,200 m along strike, with additional potential to extend mineralization to the northeast and at depth.

Gold mineralization is hosted within a tabular, steeply-dipping oxidized zone starting at surface and with a cross-strike width up to 150 m. The average drill spacing is approximately 55 m along strike, and 59 drill holes were used in the estimate. The new inferred mineral resource estimate for Çamyurt represents a significant addition to the Company’s mineral resource base in Turkey. In addition, the average grade of the mineral resource is substantially higher than at the Aği Daği and Kirazli projects. The Company intends to continue expanding mineral resources at Çamyurt in 2013.

Recent highlighted intercept from drilling conducted to date include:

1.718 g/t Au over 55.1 m (12CYD64)

2.708 g/t Au over 17.0 m (12CYD68)

1.243 g/t Au over 126.2 m (12CYD70)

1.035 g/t Au over 96.7 m (12CYD71)

2.900 g/t Au over 23.6 m (12CYD72)

Aği Daği

The Aği Daği project is comprised of the two principle resource areas at Baba and Deli, connected by the Firetower zone of advanced argillic and silic alteration. The Baba-Firetower-Deli zone of mineralization extends at least 4.3 kilometers (“km”) along a northeast-southwest trend. During 2012, 42 drill holes were completed at Baba and Firetower, for 10,990 m of drilling. A portion of the Firetower mineral resource area was included in the Company’s year-end 2011 mineral reserve and resource statement as inferred mineral resources. However, these were not incorporated into the June 2012 preliminary feasibility study as it included only measured and indicated resources. Upgrading these mineral resources to measured and indicated is expected to improve the economics of the Aği Daği project.

Two parallel trends of advanced argillic and silicic alteration occur to the northwest of the Baba-Deli trend. The Ayi Tepe-Firetower North zone is approximately two km long, defined by relatively wide spaced drilling. Similar alteration occurs along the discontinuous Tavasan-Ihlamur zone, approximately 4.5 km long. Both zones have not been fully defined by drilling. The Ayi Tepe-Firetower North and Tavasan-Ihlamur zones occur approximately 300 m and one km northwest of the Baba-Deli trend, respectively. Fifteen exploration drill holes were completed in these areas in 2012, for 3,836 m of drilling.

Highlighted intercepts from drilling include:

2.180 g/t Au over 50.3 m (11AD546)

1.372 g/t Au over 42.5 m (12AD609)

Kirazli

The 2012 drill program at Kirazli was completed in the previous quarter, with 19 infill and expansion holes drilled at the Kirazli main zone, and 14 completed at Rockpile.

Recent highlighted intercept from drilling include:

5.948 g/t Au over 10.3 m (12KD200)

1.620 g/t Au over 32.6 m (12KD205)

2.211 g/t Au over 22.6 m (12KD208)

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Financial Highlights

A summary of the Company’s financial results for the years ended December 31, 2012, 2011 and 2010 is presented below:

	Q4 2012		Q4 2011		2012		2011		2010
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)		$53,523		$31,801		$178,534		$107,226		$94,796
Changes in non-cash working capital		$15,648		$5,474		$6,062		($692)		($5,148)
Cash provided by operating activities (000)		$69,171		$37,275		$184,596		$106,534		$89,648
Earnings before income taxes (000)		$51,943		$37,138		$166,925		$105,935		$90,468
Earnings (000)		$37,906		$21,294		$117,956		$60,081		$63,795
Earnings per share - basic - diluted	$ $	0.31 0.31	$ $	0.18 0.18	$ $	0.98 0.98	$ $	0.51 0.51	$ $	0.55 0.55
Comprehensive income (000)		$38,812		$21,703		$117,972		$60,333		$62,463
Weighted average number of common shares outstanding - basic - diluted		120,796,000 121,746,000		118,308,000 119,563,000		119,861,000 120,904,000		117,375,000 118,669,000		115,183,000 116,907,000
Assets (000) (3)						$753,856		$599,224		$506,436

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at December 31, 2012, December 31, 2011, and December 31, 2010.

Strong operating margins from higher realized gold prices and continued low cash costs contributed to the Company generating record cash provided by operating activities and earnings in the fourth quarter of 2012. Cash from operating activities before changes in non-cash working capital in the fourth quarter of 2012 of $53.5 million ($0.44 per basic share) increased 68% relative to the same period of 2011.

Earnings before income taxes in the fourth quarter of 2012 were $51.9 million or $0.43 per basic share, compared to $37.1 million or $0.31 per basic share in the fourth quarter of 2011. On an after-tax basis, earnings in the fourth quarter of 2012 of $37.9 million or $0.31 per basic share increased 78% over the comparable period of 2011 as a result of a higher number of ounces sold and a lower effective tax rate.

On a year-to-date basis, cash flows from operations and earnings increased substantially in 2012 relative to 2011. These increases have been attributable to higher revenues resulting from an increase in the number of ounces of gold sold and a higher realized gold price.

Gold Sales

Details of gold sales are presented below:

	Q4 2012	Q4 2011	YTD 2012	YTD 2011
Gold sales (ounces)	62,516	45,224	197,516	151,000
Operating revenues (000) (1)	$106,946	$71,133	$329,372	$227,364
Realized gold price per ounce	$1,711	$1,688	$1,668	$1,555
Average gold price for period (London PM Fix)	$1,722	$1,687	$1,669	$1,572

(1)	Gold sales revenue for Q4 2011 and YTD 2011 excludes $3.0 million and $5.2 million of pre-production revenue which was offset against capital development costs at Escondida.

Operating revenues in the fourth quarter of 2012 of $106.9 million increased 50% over $71.1 million in the fourth quarter of 2011. This increase is primarily attributable to an increase in the number of ounces of gold sold in the quarter.

The Company generally enters into short-term forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. For 2012, the Company achieved a realized gold price per ounce of $1,668, consistent with the average London PM Fix gold price for the year of $1,669. As at December 31, 2012, the Company did not have any derivative activity outstanding related to gold, and was therefore leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. The spot market gold price was approximately $1,610 per ounce on February 19, 2013. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $1,100 per ounce.

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	YTD 2012	YTD 2011	Change %
Gold production (ounces) (1)	200,000	153,000	31%
Gold sales (ounces) (2)	197,516	151,000	31%
Cash operating costs (000)(3)	$70,168	$53,868	30%
- Per ounce sold	$355	$368	(4%)
Royalties (000)(4)	$16,411	$11,157	47%
Total cash costs (000)(3)	$86,579	$65,025	33%
- Per ounce sold	$438	$444	(1%)
Amortization (000)	$50,678	$23,423	116%
Total production costs (000)(5)	$137,257	$88,448	55%
- Per ounce sold	$695	$604	15%
- Realized gold price per ounce	$1,668	$1,555	7%
- Operating cash margin per ounce (6)	$1,230	$1,111	11%

(1)	Reported gold production is subject to final refinery settlement.
(2)

Gold sales (ounces) for YTD 2011 include 4,610 ounces estimated to have been sold from the Escondida zone during pre-production. These ounces are excluded for purposes of calculating cash operating costs per ounce sold, total cash costs per ounce sold, total production costs per ounce sold and operating cash margin per ounce.

(3)

“Cash operating costs” and “Total cash costs” are non-GAAP measures. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(4)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(5)

“Total production costs” is a non-GAAP measure that includes all “total cash costs” and amortization. “Total production costs” is equivalent to mining and processing costs, royalties and amortization as reported in the Company’s financial statements.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

(6)

“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Cash operating costs in 2012 were $355 per ounce of gold sold, below the Company’s revised full year guidance range of $360 per ounce. Cash operating costs per ounce in 2012 were 4% less than in the same period last year due to lower cost ounces produced from the gravity mill in 2012, as well as the weakening Mexican peso, partially offset by higher input costs. Amortization was $257 per ounce of gold sold in 2012, 61% higher than $160 per ounce in the same period of 2011. Amortization per ounce is higher in 2012 due to production from the Escondida high-grade zone, which contributes a higher amortization per ounce of production than low-grade ounces produced.

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at December 31, 2012, the royalty was paid or accrued on approximately 1,004,000 ounces of applicable gold production. Royalty expense in 2012 of $16.4 million increased 46% from royalty expense of $11.2 million in 2011, attributable to a higher average market gold price and higher number of ounces produced.

Exploration

The Company’s accounting policy for exploration costs requires that exploration expenditures that do not meet the criteria for mine development be expensed as incurred, while costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized.

Total exploration spending in 2012 was $18.0 million, of which $6.5 million was expensed. In Mexico, total exploration spending was $8.9 million. This included $5.9 million of drilling costs at East Estrella, San Carlos and El Victor, which were capitalized and $3.0 million of early-stage exploration and administration costs, which were expensed. Total exploration spending in Turkey was $9.1 million, of which $3.5 million related to drilling at Firetower and Rock Pile was expensed, while $5.6 million related to development work at Çamyurt, Aği Daği and Kirazli was capitalized.

Corporate and Administrative

Corporate and administrative expenses of $14.2 million in 2012 were 48% higher than $9.6 million incurred in 2011. Higher corporate and administrative costs were primarily the result of increased costs associated with the Company’s administration office in Turkey, greater salary costs related to new employees in the Toronto head office and costs incurred as part of the Aurizon offer.

Share-based Compensation

Share-based compensation expense, related to stock options and cash-settled stock appreciation rights (“SARs”), was $7.6 million in 2012 compared to $13.5 million in the comparable period of 2011. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income.

All outstanding stock options and SARs grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option.

Share-based compensation expense in 2012 is comprised of $4.8 million related to the Company’s stock option plan, and $2.8 million related to the Company’s outstanding SARs liability. The Company’s outstanding SARs liability increased from $1.6 million at December 31, 2011 to $3.8 million at December 31, 2012 as a result of the increase in the Company’s share price during this period as well as new SARs granted during the period.

Finance Income

Finance income in 2012 was $3.1 million compared to $1.7 million in 2011, as a result of higher cash and short-term investment balances and higher average rates. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s decommissioning liability and property acquisition obligations. The expense for the current quarter was comparable to the prior period.

Foreign Exchange Gain/(Loss)

The Company recognized a nominal foreign exchange gain in 2012, compared to a $3.7 million foreign exchange loss in 2011. Throughout 2012, the Company’s key operating currencies (the Mexican peso (“MXN”) and Turkish Lira (“TL”) and Canadian dollar (“CAD”)) strengthened marginally relative to the USD.

Significant foreign exchange movements in 2012 included a $0.5 million foreign exchange gain on the Company’s Canadian dollar-denominated net assets, a $0.6 million foreign exchange gain on revaluation of the Company’s MXN-denominated assets, and a $0.2 million foreign exchange gain on revaluation of the Company’s TL-denominated asset position, offset by a $1.3 million foreign exchange loss on the settlement of foreign currency forward contacts. The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.

Income Taxes

Tax expense in 2012 was $49.0 million compared to $42.4 million in 2011. The Single Rate Tax Law (minimum tax) that came into effect in Mexico at the start of 2008 did not contribute to a higher tax expense in 2012, but may in future periods. The Company is cash taxable in Mexico and must calculate and provide for tax instalments on a monthly basis. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

The statutory income tax rate in Mexico for 2012 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 26.5% in 2012. The effective tax rate for 2012 (calculated as a percentage of earnings before income tax) was 29%, just below the statutory rate in Mexico and higher than the statutory rate in Canada. The effective tax rate results from a number of factors, many of which are difficult to forecast. In 2012, a net $3.3 million non-cash deferred tax gain was realized to recognize the impact of foreign exchange movements, comprising a $5.5 million gain on revaluation of temporary tax differences associated with foreign currency denominated non-monetary assets and liabilities, offset by a $2.2 million loss on revaluation of the Company’s Mexican peso denominated deferred tax balance. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Gold production (ounces)	37,500	36,000	33,000	46,500	40,500	48,200	43,500	67,800
Gold sales (ounces)	39,186	37,800	28,790	45,224	41,745	50,000	43,255	62,516
Operating revenues ($000)	54,376	56,864	44,991	71,133	70,256	80,889	71,281	106,946
Earnings from operations ($000)	25,245	25,231	20,038	35,723	37,047	40,447	33,306	53,016
Earnings ($000)	17,857	15,494	5,436	21,294	29,470	24,684	25,895	37,906
Earnings ($ per share) basic/diluted	0.15	0.13	0.05	0.18	0.25/0.24	0.21/0.20	0.22/0.21	$0.31

Operating revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results. Gold production in the first and fourth quarters is generally higher than in the second and third quarters of the year, which can be adversely affected by weather-related production issues. The third quarter rainy season in northwestern Mexico adversely impacted gold production, sales and operating results in 2012 and 2011. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At December 31, 2012, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TL. As at December 31, 2012, the Company had outstanding contracts to deliver $10 million CAD in exchange for a fixed amount of USD at future dates up to March of 2013, with CAD:USD rates of 0.99:1. The mark-to-market gain associated with these contracts as at December 31, 2012 was nominal.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. This resulted in a gain of $0.5 million for the period, given the strengthening of the CAD. This was offset by a loss of $1.3 million on the settlement of FX forward contracts during the year.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. For the year ended December 31, 2012, the Company’s net MXN-denominated liability position resulted in a foreign exchange loss of approximately $1.6 million, of which a $0.6 million gain was classified within foreign exchange gain and a $2.2 million loss was recorded in deferred tax expense.

At December 31, 2012 the Company’s TL-denominated net monetary assets mainly consisted of TL-denominated cash and short-term investments, in addition to value-added tax (“VAT”) receivables. This exposure contributed to a $0.2 million foreign exchange gain due to the strengthening of the TL compared to the USD during the year.

Liquidity and Capital Resources

At December 31, 2012, the Company had $353.7 million in cash and cash equivalents and short-term investments compared to $222.6 million at December 31, 2011. The increase in total cash and cash equivalents and short-term investments of $131.1 million reflects positive cash flows from operations and financing activities offset primarily by capital spending in Mexico and Turkey. Significant cash inflows in 2012 included $184.6 million cash provided by operating activities, and $28.2 million cash proceeds on the exercise of stock options. Significant cash outflows in 2012 included $57.4 million of capital and exploration expenditures in Mexico and Turkey and $24.0 million in dividends paid. The Company’s working capital surplus increased to $377.7 million at December 31, 2012 from $251.1 million at December 31, 2011.

The Company has ongoing budgeted capital and exploration expenditures in Mexico and significant budgeted exploration and development costs in Turkey for 2012. The Company expects to invest in development and construction activities at its projects in Turkey over the next several years and expects to be able to finance these from a combination of existing cash balances and operating cash flows. The Company declared a semi-annual dividend of $0.10 per share in the third quarter of 2012 and will continue to evaluate its dividend policy in accordance with its financial performance and strategic objectives.

The Company has significant budgeted exploration, development and capital expenditures in both Mexico and Turkey in 2013. Total operating and development capital spending in Mexico is expected to total $40.7 million in 2013, primarily focused on development of the San Carlos and El Victor areas. Total exploration spending in Mexico for 2013 is budgeted at $10.6 million. In Turkey, the Company intends to complete project engineering and begin construction of the Kirazli project at a total expected cost of $69.3 million in 2013. Exploration spending in Turkey is forecast to be $11.0 million. Total spending in 2013 as outlined above is expected to be financed from cash flows generated from the Mulatos Mine, without reducing the Company`s cash and short-term investment balances of over $350 million.

Offer for Aurizon Mines Ltd

On January 14, 2013, the Company announced that it has commenced an offer to acquire Aurizon Mines Ltd. (“Aurizon”) for approximately CAD$780 million in cash and shares (the “Offer”). On February 18, 2013, Alamos and Aurizon consented to an order by the British Columbia Securities Commission to cease trade the Aurizon Shareholder Rights Plan on March 4, 2013. Accordingly, the Company announced that it was extending the Offer to 5:00 p.m. (local time) on March 5, 2013, unless further extended or withdrawn.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Under the terms of the Offer, Alamos proposes to acquire all of the issued and outstanding Aurizon Shares (“Aurizon Shares”) for consideration of, at the election of each Aurizon shareholder, either (i) 0.2801 common shares of the Company (“Alamos Shares”), or (ii) CAD$4.65 in cash, in each case, subject to pro-ration based on a maximum cash consideration of CAD$305 million and a maximum number of Alamos Shares issued of 23,500,000.

Prior to January 14, 2013, Alamos acquired, for the same consideration available to Aurizon shareholders under the Offer, 23,507,283 Aurizon Shares pursuant to share purchase agreements entered into between Alamos and certain shareholders of Aurizon. After giving effect to the transactions referred to above, Alamos owns or controls 26,507,283 Aurizon Shares, representing over 16% of the issued and outstanding Aurizon Shares.

The combination of Alamos and Aurizon will immediately create a new leading intermediate gold mining company with increased diversification, scale and liquidity. The combined entity is anticipated to have enhanced visibility among the international investor community as well as continued exposure to the North American capital markets through listings on both the TSX and the NYSE. The combined company, with two steady producing, low cost mines located in stable jurisdictions, will be strongly positioned for growth. The pro forma combined company will have an estimated cash and cash equivalents and short-term investments of approximately $250 million in which to advance projects without any near-term dilution.

The Offer is conditional upon Alamos acquiring that number of Aurizon shares, which, together with the Aurizon shares already owned by Alamos, represent not less than 66 2/3 percent of the outstanding Aurizon Shares calculated on a fully-diluted basis, as well as receipt of all necessary governmental or regulatory approvals and other customary unsolicited offer conditions.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed and operating effectively as at December 31, 2012.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at December 31, 2012 and have concluded that these are appropriately designed and operating effectively.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Commitments

The following table summarizes the Company’s contractual obligations at December 31, 2012:

Payments due by period ($000)

Contractual Obligations	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years
Operating lease	732	236	238	20	—
Accounts payable and accrued liabilities	24,874	24,874	—	—	—
Decommissioning liability	24,840	—	—	—	24,840
Property acquisition obligations	291	197	94	—	—

	50,737	25,307	332	20	24,840

Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to be in the range of $5 to $6 million per quarter for 2013.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company has signed relocation contracts with certain property owners and possessors in the town of Mulatos. In addition, negotiations for surface rights with respect to the La Yaqui and Cerro Pelon development properties are ongoing. Negotiation efforts are currently focused on resolving differences in price expectations between the Company and various counterparties.

During the second quarter of 2008, the Company entered into a land purchase agreement with certain landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.3 million in order to secure temporary occupation rights to specified land. An additional payment of $1 million based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at December 31, 2012. The probability and timing of this additional payment is currently unknown to the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

February 19, 2013
Common shares
- Common shares outstanding	127,455,786
Stock options
- Average exercise price CAD $14.40; approximately 75% exercisable	4,660,300
Total	132,116,086

Outlook

The Company anticipates producing between 180,000 and 200,000 ounces of gold in 2013 at a cash operating cost of $415 to $435 per ounce of gold sold, excluding a 5% royalty. If the 5% royalty is included, and assuming a $1,700 gold price, total cash costs are expected to be between $500 and $520 per ounce of gold sold.

The 2013 Mulatos capital and development budget is $40.7 million. Operating and expansion capital spending is forecasted to be approximately $21.4 million in 2013, consistent with 2012. Development spending of $19.4 million in 2013 will be focused on underground development of the San Carlos and Escondida North areas, in order to access high-grade ore to provide additional gravity mill feed. In addition, the Company expects to commence construction of an access ramp from the Estrella portion of the Mulatos Pit to the El Victor and San Carlos deposit areas. Operating and expansion capital spending is forecasted to be approximately $21.4 million in 2013, consistent with 2012.

The Company’s mineral reserve and resource update is expected to be released at the end of the first quarter of 2013. The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to provide mill feed beyond the life of the Escondida high-grade deposit.

In Turkey, the Company published an NI 43-101 compliant preliminary feasibility study summary of the Aği Daği and Kirazli projects in June 2012, which demonstrated robust economics and supported the Company’s decision to proceed with permitting and development activities. Total development spending related to the Turkish projects in 2013 is expected to be approximately $69.3 million.

In the first quarter of 2013, the Company expects to receive a response from the Turkish government with respect to EIA approval for the Kirazli project. The final EIA for the Aği Daği project will be submitted in the first quarter of 2013 with approval expected in the second quarter of the year. The Company is also committed to aggressively drilling the Çamyurt project, which is the next step in fast-tracking the project toward production.

The Company continues to strengthen its financial position, generating over $131 million in free cash flow from the Mulatos Mine in 2012. The Company`s development capital and exploration spending in 2013 is all expected to be financed from cash flow.

If the acquistion of Aurizon is successful, the combined Company will have geographic and operational diversity, with producing assets in Canada and Mexico and a strong growth development pipeline in Turkey. Furthermore, after payment of the CAD$305 million cash portion of the acquisition cost, it is expected that the combined Company would have in excess of $250 million in cash and cash equivalents and short-term investments, providing a strong financial platform for future organic growth or acquisitions.

Adoption of accounting policy effective January 1, 2012

International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine was issued in October 2011, and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRIC 20 sets out the criteria for the capitalization of production stripping costs to non-current assets, and states that the stripping activity is recognized as a component of the larger asset to which it relates. In addition, IFRIC 20 requires companies to ensure that capitalized costs are amortized over the useful life of the component of the ore body to which access has been improved due to the stripping activity. The Company adopted the amendments in its financial statements for the period beginning on January 1, 2012, with no transitional adjustment.

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 (2010) is effective for annual periods beginning on or after January 1, 2015. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. Given the nature of the Company’s operations, the Company does not expect the amendments to have a material impact on the financial statements.

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. Given the nature of the Company’s interests in other entities, the Company does not expect the amendments to impact the Company’s financial position or performance.

(iv) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 establishes ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the amendments to have a material impact on the financial statements.

Critical Accounting Estimates

The preparation of financial statements under IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include: recoverable reserves, inventory recoveries, share-based payments, decommissioning liabilities, units of production amortization, and provisions and contingencies.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years include: impairment of tangible and intangible assets, determination of functional currency, amortization methods, uncertain tax postitions and recovery of deferred tax assets.

i) Impairment:

The Company assesses its mineral property, plant and equipment and exploration and evaluation assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

ii) Recoverable reserves:

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its recoverable reserves based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of, commodity prices, production costs, future capital requirements, and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body, and metallurgical assumptions made in estimating recovery of the ore body. Changes in the reserve or

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

resource estimates may impact the carrying value of exploration and evaluation assets, mineral property, plant and equipment, decommissioning liabilities, and amortization expense.

iii) Units-of-production (“UOP”) amortization:

Estimated recoverable reserves are used in determining the amortization of certain mineral property, plant and equipment. This results in an amortization charge proportional to the depletion of the anticipated remaining mine life. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditures. Numerous UOP amortization methods are available to choose from; the Company has adopted a methodology based on estimated recoverable reserves over the life of mine.

iv) Inventory:

The Company accounts for its in-process precious metals and ore in stockpiles inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

v) Share based payments:

The Company follows accounting guidelines in determining the fair value of share-based compensation. The computed amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options or stock appreciation rights before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Share-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the instrument could receive in an arm’s length transaction, given that there is no market for these instruments and they are not transferable. It is management’s view that the value derived is highly subjective and dependent upon the input assumptions made.

vi) Decommissioning liabilities:

The Company is required to determine the expected value of the estimated costs of decommissioning liabilities and to recognize this value as a liability when reasonably determinable. Key assumptions in determining the amount of the liability are: total undiscounted cash outflows, expected timing of payment of the cash outflows and appropriate inflation and discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to financing expense in the statement of comprehensive income. The Company calculated its estimated mine site closure costs based on a mine closure and reclamation plan prepared by management and reviewed by an independent third party. The majority of the expenditures associated with reclamation and mine closure will be incurred at the end of the mine life, expected to be approximately 9 years based on expected proven and probable reserves and the current rate of production.

vii) Provisions:

The Company records provisions which include various estimates, including the Company’s best estimate of the future costs associated with settlement of the obligation, and discount rates applied. Such estimates are necessarily calculated with reference to external sources, all of which are subject to annual review and change.

viii) Recovery of deferred tax assets:

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

Risk Factors and Uncertainties

The financing, exploration, development and mining of any of the Company’s properties is subject to a number of factors including the price of gold, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company’s operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of the Company’s future financial performance.

(i) Industry

The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.

(ii) Commodity Price

The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. The price of gold has increased significantly in the past several years. The current gold price is significantly above impairment levels. The Company has elected not to engage in significant forward selling, as a number of gold mining companies have been adversely affected by maintaining a substantial forward sales book in the face of a rising gold market. At the current rate of production, revenue will change by approximately $190,000 with each $1 change in the price of gold.

(iii) Currency

The Company is subject to currency risks. The Company’s functional currency is the United States dollar, which is subject to recent fluctuations against other currencies. The Company’s primary operations are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. In addition, the Company has exploration and development activities ongoing in Turkey where the majority of its expenditures and obligations are in Turkish lira or Euros. The Company’s head office is in Canada where it maintains cash accounts in United States and Canadian dollars. As a result, the Company has monetary assets and liabilities and expenditures in United States dollars, Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company has not undertaken to mitigate transactional volatility in either the Mexican peso or the Canadian dollar at this time. A 1% change in the relative value of the Canadian dollar would impact corporate and administrative costs by approximately $110,000 annually; a 1% change in the relative value of the Mexican peso would impact operating costs by approximately $370,000 annually. A significant strengthening in the value of the Turkish lira compared to the United States dollar could adversely impact the economics associated with the Company’s development-stage assets in Turkey.

(iv) Business

The Company has limited financial resources which could affect its ability to carry out its business plan. The Company’s ability to secure fixed gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record, it may not be able to hedge future risk to the extent it feels is appropriate. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.

(v) Competitive

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations and business.

(vi) Country

The Company conducts exploration, mine development and mining and production activities in Sonora, Mexico. Mexico is a developing country and obtaining financing, finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects.

The Company recently acquired development-stage assets in Turkey and is subject to risks associated with conducting exploration activities and planning mine development activities in Turkey, including risks with respect to staffing, financing, obtaining the required goods and services, permitting, community relations and environmental risks.

The Company strives to maintain good relations with the local communities in which it operates by providing employment opportunities and social services. The Company has entered into surface agreements with the Mulatos Ejido. In addition, the Company has entered into agreements with individual Ejido members for the surface rights to which they have been assigned. The transfers of title to these surface rights have been registered under Mexican law.

The Company is also in negotiations with Ejido and non-Ejido members, as a group and individually, to relocate the existing community of Mulatos, and to acquire additional surface rights. Negotiations with the Ejido can become time-consuming if demands for compensation become unreasonable. In addition, risk exists that Ejido and/or non-Ejido members could take action in attempts to physically impede access to the mine or mining operations. Such actions could include a blockade of the mine and could result in significant downtime and associated costs or suspension of operations and loss of production. With the assistance of experienced legal advisors and input and assistance from state and local government officials, the Company expects that it will be able to acquire its land-use requirements at a reasonable cost, however, there can be no assurance that this will be the case. The Company also expects that any actions taken by Ejido or non-Ejido members to interrupt or otherwise impede mine operations will be addressed by the appropriate state and federal government authorities.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

In 2010, the Mulatos Ejido filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. In June 2012, the Agarian Unitary Court issued a judgement in which it ruled that the Company’s wholly-owned subsidiary has been completely discharged of all claims made against it in this lawsuit. The Court also confirmed the validity of the 2008 land purchase agreement. In August 2012, the Mulatos Ejido filed an appeal with the Federal Courts.

The acquisition of the right to exploit mineral properties is a detailed and time-consuming process. Although the Company is satisfied it has taken reasonable measures to acquire unencumbered rights to explore on and exploit its mineral reserves on the Salamandra group of concessions, no assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material and adverse to the Company.

Mexico recently enacted new tax laws which provide an additional layer of complexity and uncertainty in evaluating the financial benefit from current and future operations.

(vii) Environmental

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Specifically, the Company activities related to its Salamandra Concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submittal to SEMARNAP. Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

(viii) Regulatory

The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters in both Mexico and Turkey. Specifically, the Company’s activities related to its Mulatos Mine and the Salamandra group of concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, Comisión Nacional del Aqua (“CAN”), which regulates water rights, and the Mexican Mining Law. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

A number of other approvals, licenses and permits are required for various aspects of mine development. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities within the Company’s Salamandra group of concessions or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

A new Mining Law was adopted in Turkey in 2010. It contains certain provisions designed to streamline the permitting and development processes and encourage concession-holders to advance their projects on a more timely basis in order to maintain the concessions in good standing. The Company’s concessions in Turkey are subject to meeting specific deadlines for obtaining certain permits and advancing its concessions in Turkey. While the Company is confident in its ability to meet all required deadlines or milestones to maintain its concessions in good standing, there is no guarantee that the Company will be able to do this. The loss of key concessions could have a significant adverse impact on the Company’s operating and development plans.

(ix) Estimates

The mineral reserves and resource estimates of the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among others. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades or ore types, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations. Based on

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

the expected 2013 rate of production and budgeted cash operating costs, a 1% change in the expected rate of recovery of gold would result in a $3 per ounce change in cash operating costs, and an approximate $600,000 change in income and cash flow annually, before royalties and income taxes. A 1% change in cash cost per tonne of ore would result in a $3 per ounce change in cash cost, and approximately $600,000 change in income and cash flow annually, before royalties and tax charges.

(x) Dependence on Management

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company. The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its Chief Executive Officer, John McCluskey and its Chief Operating Officer, Manley Guarducci. Key man life insurance is not in place on Messrs. McCluskey or Guarducci. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

(xi) Legal

Substantially all of the Company’s assets are located outside of Canada, and are held indirectly through foreign affiliates. It may be difficult or impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company’s assets located outside of Canada.

(xii) Acquisitions

The Company may from time to time explore opportunities to acquire other companies or execute other strategic initiatives developed by management. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial position. The Company cannot be sure that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the part of the Company to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The Company cannot be sure that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations. It is also possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives will be achieved, which could adversely affect the Company’s results of operations and financial position.

Forward-Looking Statements

This MD&A contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Alamos’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as

“expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Alamos operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2011 which is available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this interim report, and Alamos disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i) Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q4 2012	Q4 2011	YTD 2012	YTD 2011
Cash flow from operating activities – IFRS (000)	$69,171	$37,275	$184,596	$106,534
Changes in non-cash working capital (000)	(15,648)	(5,474)	(6,062)	692

Cash flow from operating activities before changes in non-cash working capital (000)	$53,523	$31,801	$178,534	$107,226

(ii) Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income

	Q4 2012	Q4 2011	YTD 2012	YTD 2011
Mining and processing costs – IFRS (000)	$23,480	$16,319	$70,168	$53,868
Inventory adjustments and period costs (000)	(1,968)	1,986	1,979	302

Total cost (000)	$21,512	$14,333	$72,147	$54,170
Tonnes Ore stacked / milled (000)	1,649.7	1,467	5,823.0	5,164

Total cost per tonne of ore	$13.04	$9.77	$12.39	$10.49

(iii) Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q4 2012	Q4 2011	YTD 2012	YTD 2011
Mining and processing costs – IFRS (000)	$23,480	$16,319	$70,168	$53,868
Divided by: Gold ounces sold (1),(2)	62,516	42,204	197,516	146,390

Total Cash operating costs per ounce	$376	$387	$355	$368

Mining and processing costs – IFRS (000)	$23,480	$16,319	$70,168	$53,868
Royalties – IFRS (000)	5,255	3,573	16,411	11,157

Total Cash costs (000)	$28,735	$19,892	$86,579	$65,025
Divided by: Gold ounces sold (1),(2)	62,516	42,204	197,516	146,390

Total Cash costs per ounce	$460	$471	$438	$444

(1)

Gold ounces sold in Q4 2011 were 45,224, of which 3,020 ounces were estimated to have been derived from ore processed in developing the Escondida zone and have been accounted for as pre-production ounces with the associated revenues and operating costs offset against capitalized development costs.

(2)

Gold ounces sold in 2011 were 151,000, of which 4,610 ounces were estimated to have been derived from ore processed in developing the Escondida zone and have been accounted for as pre-production ounces with the associated revenues and operating costs offset against capitalized development costs.

(iv) Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense